Exhibit 10.4

GUARANTY

Dated as of July 30, 2007.

Guaranty. To induce **JPMORGAN CHASE BANK, N.A., SHANGHAI BRANCH,** with an address of 31F, HSBC Tower, 1000 Lu Jia Zui Ring Road, Shanghai, P.R. China, 200120 Attn: Betty Wang, Fax No.:8621-61602707, its successors and assigns, directly or through any of its branches, offices, subsidiaries, or affiliates (collectively, the "Bank"), to provide: (a) a credit facility in the original principal amount of up to RMB Forty Million (RMB40,00,000) to be entered into with **KADANT JINING LIGHT MACHINERY CO., LTD**, a company incorporated in Jining, China ("K-Jining") pursuant to a RMB40,000,000 Term Loan Agreement, among K-Jining and the Bank ("Term Credit Agreement"), (b) a credit facility in the original principal amount of up to RMB Forty Five Million (RMB45,00,000) to K-Jining pursuant to a Short-Term Advised Credit Line Facility Agreement, dated as of July 30, 2007, among K-Jining and the Bank ("364 Day KJ Credit Agreement"), (c) a credit facility in the original principal amount of up to RMB Fifteen Million (RMB15,00,000) to **KADANT PULP AND PAPER EQUIPMENT (YANZHOU) CO. LTD.** , a company incorporated in Yanzhou, China ("K-Yanzhou") pursuant to a Short-Term Advised Credit Line Facility Agreement, dated as of July 30, 2007, among K-Jining and the Bank ("364 Day KY Credit Agreement") and (d) foreign exchange facilities and cash management services to **KADANT JOHNSON (WUXI) TECHNOLOGY CO. LTD.**, a company incorporated in Wuxi, China ("K-Wuxi"; together with K-Jining and K-Yanzhou, the "Borrowers") pursuant to (i) in the case of foreign exchange facilities, any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions ("Foreign Exchange Facility") and (ii) in the case of cash management services, any agreement providing for treasury, depositary or cash management services, including in connection with any automated clearing house transfers of funds or any similar transactions ("Cash Management Facility"; together with the Term Credit Agreement, 364 Day KJ Credit Agreement, 364 Day KY Credit Agreement and Foreign Exchange Facility, the "Loan Documents"), and because the undersigned (the "Guarantor") has determined that executing this Guaranty is in its interest and to its financial benefit, the Guarantor absolutely, unconditionally and irrevocably guarantees to the Bank, as primary obligor and not merely as surety, the full and prompt payment of the Liabilities when due (whether on demand, at stated maturity, by acceleration or otherwise) in accordance with the Facility Documents. The Guarantor will not only pay the Liabilities when due in accordance with the Facility Documents, but will also reimburse the Bank for any fees, charges, costs and expenses, including reasonable attorneys' fees, that the Bank may pay in collecting from the Borrower or the Guarantor, and for liquidating any Collateral or this Guaranty. Subject to the provisions in "Payments Generally" below, the Guarantor's obligations under this Guaranty shall be payable in the currency or currencies specified in the Facility Documents (as defined below). Unless otherwise defined herein, terms used in this Guaranty have the meanings provided in the Loan Documents. As used herein, the term "Collateral" in this Guaranty means all real or personal property of each of the Borrowers described in (if any) all security agreements, pledge agreements, mortgages, deeds of trust, assignments, or other instruments previously, concurrently, or hereafter executed in connection with any of the Liabilities.

Liabilities. The term "Liabilities" in this Guaranty means all obligations, indebtedness, and liabilities of the Borrowers to the Bank, now existing or later arising, related to certain credit facilities being provided by the Bank to each of the Borrowers, as described in the Loan Documents; all monetary obligations of each of the Borrowers to the Bank incurred or accrued during the pendency of any bankruptcy, insolvency, receivership or similar proceedings related to the Loan Documents, regardless of whether allowed or allowable in such proceeding, and all renewals, extensions, modifications, consolidations or substitutions of any of the foregoing, whether the Borrowers may be liable jointly with others or individually liable as a debtor, maker, co-maker, drawer, endorser, guarantor, surety or otherwise, and whether voluntarily or involuntarily incurred, due or not due, absolute or contingent, direct or indirect, liquidated or unliquidated. The Guarantor acknowledges that, without limiting the scope of the foregoing or any other provision of this Guaranty, including any provisions in the paragraph below captioned "Payments Generally," the term "Liabilities" in addition to the above definition, includes, but is not limited to, any loss that the Bank may incur on account of prohibitions or limitations that may exist under the laws or regulations of the State Administration of Foreign Exchange or other regulatory authorities in the Peoples Republic of China regarding the conversion into RMB of U.S. dollars that may be paid by the Guarantor to the Bank to satisfy any of the Guarantor's obligations under this Guaranty.

Facility Documents. All writings evidencing, supporting, securing, or otherwise executed in connection with any of the Liabilities, including but not limited to this Guaranty and the Loan Documents, as such writings may be amended, modified, replaced, or supplemented from time to time, are referred to collectively as the "Facility Documents" and individually as a "Facility Document".

Continued Reliance. Subject to the provisions in "Reinstatement" below, this Guaranty shall in all respects be a continuing, absolute, unconditional and irrevocable guaranty of payment, and shall remain in full force and effect until the Liabilities under the Loan Documents by the Borrowers have been paid and satisfied in full. In the event of any future termination for any reason (including as a result of a prepayment by the Guarantor) of (i) the Credit Agreement, dated as of May 9, 2005 (as may be amended, supplemented, modified or extended from time to time), among the Guarantor, the Foreign Subsidiary Borrowers from time to time parties thereto, the several Lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (the " US Credit Agreement") or (ii) any credit agreement that in whole substantially replaces the Credit Agreement and in which JPMorgan Chase Bank, N.A., is a participant (the "Successor US Credit Agreement"), prior to the satisfaction of all the obligations as provided for in the Loan Documents, then Sections 6, 7 and 8 of the US Credit Agreement or their equivalent sections of the Successor US Credit Agreement, as the same shall be in effect immediately prior to such termination, shall be incorporated herein by reference and shall remain in full force and effect until the Liabilities under the Loan Documents by the Borrowers have been paid and satisfied in full.

Bank's Right of Setoff. The Bank is authorized to setoff and apply, all Accounts, Securities and Other Property, and Bank Debt against any and all obligations of the Guarantor under this Guaranty in accordance with the provisions of this paragraph. Subject to applicable law, this right of setoff may be exercised at any time and from time to time, without prior notice to the Guarantor, after demand has been made under any of the Liabilities (if any such Liabilities are payable on demand) or after a default has occurred and is continuing under any of the Liabilities and there has been a failure to cure any such default within any applicable cure period, in each case, the giving effect to any grace or cure periods for payments under "Payments Generally" below. This security interest and right of setoff may be enforced or exercised by the Bank regardless of whether or not the Bank has made any demand on the Guarantor under this paragraph or whether the Liabilities are contingent, matured, or unmatured, so long as demand has been made under any of the Liabilities (if any such Liabilities are payable on demand) or after a default has occurred and is continuing under any of the Liabilities and there has been a failure to cure any such default within any applicable cure period. Any delay, neglect or conduct by the Bank in exercising its rights under this paragraph will not be a waiver of the right to exercise this right of setoff. The rights of the Bank under this paragraph are in addition to other rights the Bank may have by law. In this paragraph: (a) the term "Accounts" means any and all accounts and deposits of the Guarantor (whether general, special, time, demand, provisional or final), in U.S. dollars or any other currency, regardless of whether such accounts or deposits are then due to the Guarantor, at any time held by the Bank or any Lending Installation (as defined below) (including all Accounts held jointly with another, but excluding any IRA or Keogh Account, or any trust or other type of Account in which a right of setoff would be prohibited by law); (b) the term "Securities and Other Property" means any and all securities and other property of the Guarantor in the custody, possession or control of the Bank or any Lending Installation (other than property held by the Bank or any Lending Installation in a fiduciary capacity); and (c) the term "Bank Debt" means all indebtedness at any time owing by the Bank or any Lending Installation to or for the credit or account of the Guarantor.

Remedies. If the Guarantor fails to pay any amount owing under this Guaranty, the Bank shall have all of the rights and remedies provided by law or under any other agreement. The Guarantor is liable to the Bank for all reasonable costs and expenses of any kind incurred in the making and collection of this Guaranty, including without limitation reasonable attorneys' fees and court costs. These costs and expenses include without limitation any costs or expenses incurred by the Bank in any bankruptcy, reorganization, insolvency or other similar proceeding.

Permissible Actions. If any monies become available from any source other than the Guarantor that the Bank can apply to the Liabilities, the Bank may apply them in any manner it chooses, including but not limited to applying them against obligations, indebtedness or liabilities which are not covered by this Guaranty. The Bank may take any action against the Borrower, the Collateral, or any other person liable for any of the Liabilities. The Bank may release the Borrower or anyone else from the Liabilities, either in whole or in part, or release the Collateral, and need not perfect a security interest in or lien on the Collateral. The Bank does not have to exercise any rights that it has against the Borrower or anyone else, or make any effort to realize on the Collateral or any other collateral for the Liabilities, or exercise any right of set-off. The Guarantor authorizes the Bank, without notice or demand and without affecting the Guarantor's obligations hereunder, from time to time, to: (a) renew, modify, compromise, extend, accelerate or otherwise change the time for payment of, or otherwise change the terms of the Liabilities or any part thereof, including increasing or decreasing the rate of interest thereon; (b) release, substitute or add any one or more endorsers, Guarantor or other guarantors; (c) take and hold Collateral for the payment of the Liabilities, and enforce, exchange, substitute, subordinate, waive or release any such Collateral; (d) proceed against such Collateral and direct the order or manner of sale of such Collateral as the Bank in its discretion may determine; and (e) apply any and all payments from the Borrower, the Guarantor or any other guarantor, or recoveries from such Collateral, in such order or manner as the Bank in its discretion may determine. The Guarantor's obligations under this Guaranty shall not be released, diminished or affected by (i) any act or omission of the Bank, (ii) the voluntary or involuntary liquidation, sale or other disposition of all or substantially all of the assets of the Borrower, or any receivership, insolvency, bankruptcy, reorganization, or other similar proceedings affecting the Borrower or any of its assets, (iii) any change in the composition or structure of the Borrower or the Guarantor, including a merger or consolidation with any other person or entity, or (iv) any payments (other than payment in full) made upon the Liabilities. The Guarantor hereby expressly consents to any impairment of Collateral, including, but not limited to, failure to perfect a security interest and release Collateral and any such impairment or release shall not affect the Guarantor's obligations hereunder.

Nature of Guaranty. This Guaranty is a guaranty of performance and payment when due and not of collectibility. Therefore, the Bank may insist that the Guarantor pay immediately, and the Bank is not required to attempt to collect first from the Borrower, the Collateral, or any other person liable for the Liabilities. The obligation of the Guarantor shall be unconditional and absolute even if all or any part of any agreement between the Bank and the Borrower is unenforceable, void, voidable or illegal, and regardless of the existence of any defense, setoff or counterclaim which the Borrower may assert. If the Borrower is a corporation, limited liability company, partnership or trust, it is not necessary for the Bank to inquire into the powers of the Borrower or the officers, directors, members, managers, partners, trustees or agents acting or purporting to act on its behalf, and any of the Liabilities made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.

Rights of Subrogation. The Guarantor waives and agrees not to enforce any rights of subrogation, contribution or indemnification that it may have against the Borrower, any person liable on the Liabilities, or the Collateral, in each case, arising from payments under this Guaranty, until the Borrower and the Guarantor have fully performed all their obligations to the Bank under the Loan Documents and the Loan Documents have been terminated and all amounts due thereunder have been paid and satisfied in full.

Waivers. The Guarantor waives (a) to the extent permitted by law, all rights and benefits under any laws or statutes regarding sureties, as may be amended, and (b) any right the Guarantor may have to receive notice of the following matters before the Bank enforces any of its rights: (i) the Bank's acceptance of this Guaranty, (ii) any credit that the Bank extends to the Borrower, (iii) the Borrower's default, (iv) any demand, diligence, presentment, dishonor and protest, or (v) any action that the Bank takes regarding the Borrower, anyone else, the Collateral, or any of the Liabilities, which it might be entitled to by law or under any other agreement, (c) any right it may have to require the Bank to proceed against the Borrower, any other obligor or guarantor of the Liabilities, or the Collateral for the Liabilities or the Guarantor's obligations under this Guaranty, or pursue any remedy in the Bank's power to pursue, (d) any defense based on any claim that the Guarantor's obligations exceed or are more burdensome than those of the Borrower, (e) any defense arising by reason of any disability or other defense of the Borrower or by reason of the cessation from any cause whatsoever (other than payment in full) of the obligation of the Borrower for the Liabilities, and (f) any defense based on or arising out of any defense that the Borrower may have to the payment or performance (other than payment in full) of the Liabilities. The Bank may waive or delay enforcing any of its rights without losing them. Any waiver affects only the specific terms and time period stated in the waiver. No modification or waiver of this Guaranty is effective unless it is in writing and signed by the party against whom it is being enforced.

Payments Generally. Upon demand by the Bank or otherwise when such payments are due and payable, all payments by the Guarantor shall be made in (i) U.S. dollars to the Bank at its principal office the equivalent amount in U.S. dollars computed at the selling rate of the Bank or a selling rate chosen by the Bank, most recently in effect on or prior to the date the Liability becomes due, for cable transfers of the Payment Currency to the place where the Liability is payable or (ii) in the absence of any Event of Default (as defined by the US Credit Agreement or the Successor US Credit Agreement) by the Guarantor, RMB; provided that, such payment shall be made within 60 days after such demand or otherwise and when such payments are due and payable; provided further that, the Guarantor shall use State Administration of Foreign Exchange ("SAFE") system for making such payments, including but not limited to, registering with SAFE for actual foreign debt registration according to the Notice regarding the Perfection of Foreign Debt Management (《国家外汇管理局关于完善外债管理有关楣杨的濡知》) issued by SAFE on 21 October 2005 (as may be amended from time to time), whereby the same quota system (total investment of the Borrower minus registered capital of the Borrower) shall apply. Notwithstanding anything else stated in this Agreement, the Guarantor shall hold the Bank harmless from any loss incurred by the Bank arising from any change in the value of U.S. dollars in relation to RMB between the date the Liability becomes due and the date the Bank is actually able, following the conversion of the U.S. dollars paid by the Guarantor into RMB and remittance of RMB to the place where such Liability is payable, to apply such Payment Currency to such Liability

Judgment Currency. Notwithstanding anything else stated to the contrary in this Agreement, if, for the purpose of obtaining judgment in any court, it is necessary to convert a sum owing hereunder in one currency into another currency, each party hereto agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures in the relevant jurisdiction, the first currency could be purchased with such other currency on the business day immediately preceding the day on which final judgment is given. The obligations of the Guarantor in respect of any sum due to any party hereto or any holder of the obligations owing hereunder (the "Applicable Creditor") shall, notwithstanding any judgment in a currency (the "Judgment Currency") other than the currency in which such sum is stated to be due hereunder (the "Agreement Currency"), be discharged only to the extent that, on the business day following receipt by the Applicable Creditor of any sum adjudged to be so due in the Judgment Currency, the Applicable Creditor may in accordance with normal banking procedures in the relevant jurisdiction purchase the Agreement Currency with the Judgment Currency; if the amount of the Agreement Currency so purchased is less than the sum originally due to the Applicable Creditor in the Agreement Currency, the Guarantor as a separate obligation and notwithstanding any such judgment, agrees to indemnify the Applicable Creditor against such loss. The obligations of the relevant contained in herein shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

Certain Taxes. The Guarantor further agrees that all payments to be made hereunder shall be made without setoff or counterclaim and free and clear of, and without deduction for, any taxes, levies, imposts, duties, charges, fees, deductions, withholdings or restrictions or conditions of any nature whatsoever now or hereafter imposed, levied, collected, withheld or assessed by any country or by any political subdivision or taxing authority thereof or therein ("Tax" or "Taxes"). If any Tax is required to be withheld from any amounts payable to the Bank hereunder, the amounts so payable to the Bank shall be increased to the extent necessary to yield to the Bank (after payment of the Tax) the amounts payable hereunder in the full amounts so to be paid. Whenever any Tax is paid by the Guarantor, as promptly as possible thereafter, the Guarantor shall send the Bank an official receipt showing payment thereof, together with such additional documentary evidence as may be required from time to time by the Bank.

Lending Installations. Each of the Liabilities may be booked at any office, branch, subsidiary, or affiliate of the Bank, as selected by the Bank (each, a "Lending Installation"). All terms of this Guaranty apply to and may be enforced by or on behalf of any Lending Installation.

Reinstatement. The Guarantor agrees that to the extent any payment by a Borrower is received by the Bank in connection with the Liabilities, and all or any part of such payment is subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid by the Bank or paid over to a trustee, receiver or any other entity, whether under any bankruptcy act, foreign or domestic, or otherwise (any such payment is hereinafter referred to as a "Preferential Payment"), then this Guaranty shall continue to be effective or shall be reinstated, as the case may be, and whether or not the Bank is in possession of this Guaranty, and, to the extent of such payment or repayment by the Bank, the Liabilities or part thereof intended to be satisfied by such Preferential Payment shall be revived and continued in full force and effect as if said Preferential Payment had not been made.

Information. The Guarantor assumes all responsibility for being and keeping itself informed of the Borrower's financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Liabilities and the nature, scope and extent of the risks that the Guarantor assumes and incurs under this Guaranty, and agrees that the Bank does not have any duty to advise the Guarantor of information known to it regarding those circumstances or risks.

Severability. The provisions of this Guaranty are severable; if any of the obligations of the Guarantor under this Guaranty is invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining obligations of the Guarantor shall not in any way be affected or impaired, and the invalidity, illegality or unenforceability in one jurisdiction shall not affect the validity, legality or enforceability of the obligations of the Guarantor under this Guaranty in any other jurisdiction. Further, in any action or proceeding involving any state corporate law, or any state, federal or foreign bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of the Guarantor under this Guaranty would otherwise be held or determined to be avoidable, invalid or unenforceable on account of the amount of the Guarantor's liability under this Guaranty, then, notwithstanding any other provision of this Guaranty to the contrary, the amount of such liability shall, without any further action by the Guarantor or the Bank, be automatically limited and reduced to the highest amount that is valid and enforceable as determined in such action or proceeding.

Representations by Guarantor. The Guarantor represents that: (a) the execution and delivery of this Guaranty and the performance of the obligations it imposes do not violate any law, do not conflict with, result in a breach of or constitute a default under any agreement or instrument by which it is bound, or require the consent or approval of any governmental authority or any third party and (b) this Guaranty is a valid and binding agreement, enforceable according to its terms. The Guarantor further represents that: (a) it is duly organized, existing and in good standing under the laws where it is organized, and (b) the execution and delivery of this Guaranty and the performance of the obligations it imposes (i) are within its powers and have been duly authorized by all necessary action of its governing body, and (ii) do not contravene the terms of its articles of incorporation or organization, its by-laws, or any agreement governing its affairs.

Notices. All notices, requests and other communications to any party under this Guaranty must be in writing in English (including bank wire, facsimile transmission or similar writing) and must be given to that party, in the case of the Guarantor, at its address or facsimile number set forth on the signature page of this Guaranty, and, in the case of the Bank, at the address or facsimile number stated above, with a copy concurrently sent to:

> JPMorgan Chase Bank, N.A.
> Attn: Division Manager
> Mail Code IL1-1742
> 120 South La Salle Street
> Chicago, IL 60603-3403 United States
> Fax No.: 312-661-3566

Either party may change the address or facsimile number to which notice is to be sent for that party by sending a written notice to the other party specifying the change. Each notice, request or other communication is effective (i) if given by facsimile transmission, when transmitted to the facsimile number(s) for the other party and confirmation of receipt is received, (ii) if given by mail, 72 hours after the communication is deposited in the mails with first class postage prepaid, to the address(es) for the other party, or (iii) if given by any other means, when delivered at the address(es) for the other party.

Governing Law and Venue. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK. The Guarantor hereby irrevocably and unconditionally: (i) submits for itself and its property in any legal action or proceeding relating to this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the non exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof, (ii) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same, (iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Guarantor at its address as set forth on the signature page of this Guaranty and (iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction.

Miscellaneous. The Guarantor's liability under this Guaranty is independent of its liability under any other guaranty previously or subsequently executed by the Guarantor or any one of them, singularly or together with others, as to all or any part of the Liabilities, and may be enforced for the full amount of this Guaranty regardless of the Guarantor's liability under any other guaranty. This Guaranty binds the Guarantor's heirs, successors and assigns, and benefits the Bank and its successors and assigns. Guarantor may not assign or otherwise transfer any of its rights or obligations under this Guaranty without the written prior consent of the Bank. The Bank may assign this Guaranty in whole or in part without notice, but only together with the Liabilities to which it relates. The use of headings have been inserted in this Guaranty as a matter of convenience for reference only and it is agreed that such headings are not apart of this Guaranty and does not limit the provisions of this Guaranty and shall not be used in the interpretation of any provision of this Guaranty. The Guarantor agrees that the Bank may provide any information or knowledge the Bank may have about the Guarantor or about any matter relating to this Guaranty to JPMorgan Chase & Co. ("JPMC"), or any of its subsidiaries or affiliates or their successors, or to one or more purchasers or potential purchasers of this Guaranty or the Liabilities guaranteed hereby; provided, that prior to any such disclosure, each such purchasers or potential purchasers are advised of and agree to be bound by either the provisions in "Confidentiality" below or other provisions at least as restrictive as contained therein.

Confidentiality. The Bank agrees to keep any information delivered or made available by the Guarantor to it confidential from anyone other than persons employed or retained by the Bank who are or are expected to become engaged in evaluating, approving, structuring or administering the Loan Documents, and who are advised by the Bank of the confidential nature of such information; provided, that nothing herein shall prevent the Bank from disclosing such information (a) to affiliates of JPMC (it being understood that such affiliates of JPMC will be informed of the confidential nature of such information and instructed to keep such information confidential) , (b) upon the order of any court or administrative agency, (c) upon the request or demand of any regulatory agency or authority, (d) which has been publicly disclosed other than as a result of a disclosure by the Bank which is not permitted by this Guaranty, (e) in connection with any litigation to which the Bank may be a party to the extent reasonably required, (f) to the extent reasonably required in connection with the exercise of any remedy hereunder, (g) to the Bank's legal counsel and independent auditors, and (h) to any actual or proposed participant or assignee of all or part of its rights hereunder or to any direct or indirect contractual counterparty (or the professional advisors thereto) to any swap or derivative transaction relating to the Borrower and its obligations, in each case, subject to the proviso in the last sentence of in "Miscellaneous" above. If the Bank is in any manner requested or required to disclose any of the information delivered or made available to it by the Guarantor under clauses (b) or (e) of this provision, the Bank will, to the extent permitted by law, provide the Guarantor with prompt notice, to the extent reasonable, so that the Guarantor may seek, at its sole expense, a protective order or other appropriate remedy or may waive compliance with this provision.

WAIVER OF IMMUNITY. TO THE EXTENT THAT THE GUARANTOR HAS OR HEREAFTER MAY BE ENTITLED TO CLAIM OR MAY ACQUIRE, FOR ITSELF OR ANY OF ITS ASSETS, ANY IMMUNITY FROM SUIT, JURISDICTION OF ANY COURT, OR FROM ANY LEGAL PROCESS (WHETHER FROM SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OF A JUDGMENT, EXECUTION OR OTHERWISE) AS TO ITSELF OR ITS PROPERTY, AND TO THE EXTENT PERMITTED BY LAW THE GUARANTOR HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY IN REGARD TO ITS OBLIGATIONS UNDER THIS GUARANTY.

WAIVER OF SPECIAL DAMAGES. THE GUARANTOR WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT THE UNDERSIGNED MAY HAVE TO CLAIM OR RECOVER FROM THE BANK IN ANY LEGAL ACTION OR PROCEEDING ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES.

JURY WAIVER. THE GUARANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

[SIGNATURE PAGE FOLLOWS]

Guarantor:

Address: One Technology Park Drive
Westford MA 01886 U.S.A.

KADANT INC.

Attn: Chief Financial Officer, Treasurer
And Chief Legal Officer

By: _/s/ Daniel J. Walsh_

Fax No.: +1 978-635-1593

Its: Treasurer